

02005860

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52540 |



## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Trinity Distributors LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 West Ravine Court
(No. and Street)

| Mequon | WI | 53092 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kirt Bjork (262) 241-9983
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sommerfield, Patrick Nelson
(Name — *if individual, state last, first, middle name*)

| 308 North Main Street | Thiensville | WI | 53092 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

**Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/15/02

# OATH OR AFFIRMATION

I, Kirt Bjork, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trinity Distributors LLC, as of December 31, 20 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Trinity Distributors LLC

**Financial Statements and Schedules**
**December 31, 2001**


FEB 2 3 2002

# Trinity Distributors LLC
## Table of Contents

To the Member
of Trinity Distributors LLC

I have audited the accompanying statement of financial condition of Trinity Distributors LLC (the "Company") as of December 31, 2001 and the related statements of operations, of changes in owner's equity and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Patrick N. Sommerfield, CPA

February 25, 2002

# Trinity Distributors LLC
## Statement of Financial Condition
## December 31, 2001

| | |
|---|---|
| **Assets** | |
| Cash | $12,269 |
| Money market fund | 10,561 |
| Accounts receivable | - |
| Fixed assets, at cost, less accumulated depreciation of $27,732 | - |
| Total assets | $22,830 |
| | |
| **Liabilities & owner's equity** | |
| Total liabilities | $ - |
| | |
| Total owner's equity | 22,830 |
| Total liabilities & owner's equity | $22,830 |

The accompanying notes are an integral part of the financial statements.

# Trinity Distributors LLC
## Statement of Operations
## December 31, 2001

| | |
|---|---|
| Income | |
| Income from sale of mutual funds | $411,199 |
| Other revenue | 366,767 |
| Interest income | 348 |
| Total income | 778,314 |
| | |
| Expense | |
| Consulting fees | 299,274 |
| Travel & entertainment | 57,400 |
| Marketing | 29,495 |
| Professional fees | 25,196 |
| Telephone | 7,670 |
| Insurance | 6,401 |
| Depreciation expense | 5,057 |
| Filing fees & licenses | 3,051 |
| Supplies | 1,248 |
| Miscellaneous | 25,420 |
| Total expense | 460,212 |
| Net income | $318,102 |

The accompanying notes are an integral part of the financial statements.

# Trinity Distributors LLC
## Statement of Changes in Owner's Equity
## For the Year Ended December 31, 2001

| | |
|---|---|
| Balance at December 31, 2000 | $32,966 |
| Current year net income | 318,102 |
| Owner's contributions | - |
| Owner's draws | (328,238) |
| Balance at December 31, 2001 | $22,830 |

The accompanying notes are an integral part of these financial statements.

# Trinity Distributors LLC
## Statement of Cash Flows
## For the Year Ended December 31, 2001

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $318,102 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Depreciation | 5,057 |
| Change in assets and liabilities: | |
| Accounts receivable | 20,116 |
| Accounts payable | (18,070) |
| Prepaid retainers | (5,000) |
| Net cash provided by operating activities | 320,205 |
| Cash flows from investing activities: | |
| Purchases of money market fund | (348) |
| Purchases of fixed assets | (5,057) |
| Net cash used in investing activities | (5,405) |
| Cash flows from financing activities: | |
| Contributions by owner | - |
| Draws by owner | (328,238) |
| Net cash used in financing activities | (328,238) |
| Net increase (decrease) in cash | (13,438) |
| Cash, beginning of year | 25,707 |
| Cash, end of year | $12,269 |

The accompanying notes are an integral part of these financial statements.

## 1. Nature of Operations and Significant Accounting Policies

Trinity Distributors LLC (the "Company") was formed as a limited liability company in the State of Wisconsin in order to act as an independent investment sales and marketing firm. The Company is a broker-dealer registered with the Securities and Exchange Commission. The Company has one member.

The books of the Company are maintained on an accrual basis. The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost that approximates market value.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results may differ from those estimates.

## 2. Income Taxes

The Company is considered a sole proprietor for federal and state income tax purposes. Accordingly, the Company is not subject to federal or state income tax and no provision for income taxes is required.

## 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the SEC, shall not exceed 1500% under certain conditions. On December 31, 2001, the Company had net capital of $22,619, which was $17,619 in excess of its minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0%

# Trinity Distributors LLC
## Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1
## December 31, 2001

| | |
|---|---|
| Net capital | |
| Total member's equity | $22,830 |
| Total member's equity qualified for net capital | $22,830 |
| Total capital and allowable subordinated liabilities | $22,830 |
| Deduction of total nonallowable assets | - |
| Net capital before haircuts on securities | 22,830 |
| Haircuts on securities | (211) |
| Net capital | $22,619 |
| Aggregate Indebtedness | |
| *Total aggregate indebtedness* | $ - |
| Computation of Basic Net Capital Requirements | |
| Minimum net capital required | $5,000 |
| Net capital in excess of minimum requirement | $17,619 |
| Ratio of aggregate indebtedness to net capital | 0 |

**SCHEDULE II**

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Trinity Distributors LLC is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(1).

**SCHEDULE III**

Information Relating to Possession or Control
Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

Trinity Distributors LLC is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(1).

**SCHEDULE IV**

Reconciliation Pursuant to Rule 17a-5(d)(4)

No material differences exist between the audited financial statements of Trinity Distributors LLC and the unaudited Focus Report IIA – Form X-17a-5 as of December 31, 2001.

**Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5**

To the Member of
Trinity Distributors LLC

In planning and performing my audit of the financial statements and supplemental schedules of Trinity Distributors LLC (the "Company") for the year ended December 31, 2001, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Patrick N. Sommerfeld, CPA

February 25, 2002